UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of August, 2011

JACADA LTD.
(Translation of registrant's name into English)

11 Shenkar Street
Herzliya, 46725 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ____  No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ____  No   X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release, released publicly on August 8, 2011: Jacada Appoints Gideon Hollander as Co- Chief Executive Officer

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.
		By:	/s/ CAROLINE CRONIN
		Name:	Caroline Cronin
		Title:	Chief Financial Officer

Dated:	August 8, 2011

2

Jacada Appoints Gideon Hollander as Co- Chief Executive Officer

Mr. Hollander and Mr. Clear will share leadership roles

ATLANTA--(BUSINESS WIRE)--August 8, 2011--Jacada Ltd. (NASDAQ: JCDA), a leading provider of customer service experience and interaction optimization solutions, today announced that Mr. Gideon Hollander, Jacada’s founder and its active Chairman of the Board, was appointed as Co- Chief Executive Officer of the Company effective August 1, 2011.

Mr. Hollander and Mr. Tom Clear, the Company’s current Chief Executive Officer, will share their experience and talent in the leadership of the Company.

Mr. Hollander will cease to serve as active Chairman of the Company’s board of directors. The Chairman of the Board will be elected by the Company’s board, in accordance with the Company's Articles of Association.

“I look forward to working with Tom as Co-Chief Executive Officer and the rest of the Jacada team to continue to expand Jacada’s business” said Gideon Hollander.

About Jacada

Jacada provides solutions that optimize and improve the effectiveness of customer service interactions. Jacada agent desktop and process optimization solutions help companies reduce the cost of their operations, drive customer satisfaction and provide a complete return on investment in as little as 12 months after deployment.

Founded in 1990, Jacada operates globally with offices in Atlanta, USA; Herzliya, Israel; London, England; Munich, Germany; and Stockholm, Sweden. More information is available at www.jacada.com, www.jacada.com/blog, www.jacada.com/facebook and www.jacada.com/twitter.

This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

Jacada is a trademark of Jacada Ltd. All other brands or product names are trademarks of their respective owners.

CONTACT:
Jacada
Caroline Cronin, 770-776-2204
Chief Financial Officer
ccronin@jacada.com

3